UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Z-TEL TECHNOLOGIES, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
              -----------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 13, 2000
              -----------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                               2
CUSIP No. 988792107

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,250,000
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          6,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                                                               3
CUSIP No. 988792 10 7

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,250,000
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          6,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                                                               4
CUSIP No. 988792107

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,250,000
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          6,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                                               5
CUSIP No. 988792107

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,250,000
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          6,250,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Z-Tel Technologies, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 601 South Harbor Island Boulevard, Suite 220, Tampa, Florida 33602.

Item 2.           IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund III, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH&Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

                  The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations. BBH&Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Stock.

                  The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

                  The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.

                  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

                  (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Stock and Warrant Purchase Agreement, dated as of October 19, 2000 (the "Stock Purchase and Warrant Agreement"), by and between the Company and the Fund, on November 13, 2000 the Company issued, and the Fund acquired from the Company, 4,166,667 shares of 8% Convertible Preferred Stock, Series E, par value $.01 per share (the "Preferred Stock"), of the Company and a warrant

(the "Warrant") to purchase up to 2,083,333 shares of Common Stock of the Company (subject to adjustment as described therein). Copies of the Stock and Warrant Purchase Agreement, the Warrant and the Certificate of Designation of the Preferred Stock are attached hereto as Exhibits 1, 2 and 3, respectively, and are hereby incorporated by reference. The Fund has also entered into a Registration Rights Agreement, dated as of November 13, 2000 (the "Registration Rights Agreement"), between the Company and the Fund, pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund, the exercise of the Warrant held by the Fund and all other shares of Common Stock held by the Fund. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and is hereby incorporated by reference.

                  The consideration paid by the Fund for the shares of Preferred Stock and the Warrant it purchased under the Stock and Warrant Purchase Agreement consisted of $50,000,004 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.           PURPOSE OF TRANSACTION.

                  The Fund has acquired the securities of the Company for investment purposes only.

                  Pursuant to the terms of the Stock and Warrant Purchase Agreement, the Fund has the right to designate one individual to the Board of Directors of the Company for so long as it holds 25%, and two individuals to the Board of Directors for so long as it holds 50%, of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock acquired by the Fund under the Stock and Warrant Purchase Agreement (whether or not the Preferred Stock has been converted). Pursuant to the terms of the Stock and Warrant Purchase Agreement, the Fund has the option, for a 90 day period following November 13, 2000, to purchase up to an additional 2,083,333 shares of Preferred Stock together with warrants to purchase one-half of a share of Common Stock for each share of Preferred Stock to be purchased. The option is subject to the fulfillment of certain closing conditions.

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock or Preferred Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws.

                  Except as described in the Registration Rights Agreement and as set forth above in this Item 4, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) through (c). As set forth above, on November 13, 2000 the Fund acquired 4,166,667 shares of Preferred Stock and a warrant to purchase up to 2,083,333 shares of Common Stock (subject to adjustment as described therein). Accordingly, as of November 13, 2000, assuming the exercise of the Warrant and the conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date, the Fund may be deemed to own 6,250,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Exchange Act and there being 33,703,366 shares of Common Stock outstanding (as reported in the

Company's most recent filing with the Securities and Exchange Commission), represents 15.6% of the outstanding shares of Common Stock.

                  By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 6,250,000 shares of Common Stock, representing approximately 15.6% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as reported in the Company's most recent filing with the Securities and Exchange Commission). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of Long and Tucker may be deemed to beneficially own 6,250,000 shares of Common Stock, representing approximately 15.6% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as reported in the Company's most recent filing with the Securities and Exchange Commission). Such number of shares of Common Stock does not include shares subject to an option granted to Tucker not exercisable until November 10, 2001.

                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE COMMON
                  STOCK OF THE ISSUER.

                  The Company and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Preferred Stock, the exercise of the Warrant and any shares of Common stock held by the Fund.

                  Except as described elsewhere in this Statement and as set forth in the Stock and Warrant Purchase Agreement, the Warrant and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 1, 2 and 4, respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Stock Purchase Agreement, dated as of October 19, 2000, by and between the Company and the Fund.

                  2. Warrant for the Purchase of Shares of Common Stock of the Company, dated as of November 13, 2000.

                  3.       Certificate of Designation of the Preferred Stock.

                  4. Registration Rights Agreement, dated as of November 13, 2000, between the Company and the Fund.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000


                                        THE 1818 FUND III, L.P.

                                        By:  Brown Brothers Harriman & Co.,
                                             General Partner


                                        By:  /s/ Lawrence C. Tucker
                                             ----------------------------------
                                             Name:     Lawrence C. Tucker
                                             Title:    Partner



                                        BROWN BROTHERS HARRIMAN & CO.


                                        By:  /s/ Lawrence C. Tucker
                                             ----------------------------------
                                             Name:     Lawrence C. Tucker
                                             Title:    Partner



                                        /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Lawrence C. Tucker



                                        /s/ T. Michael Long
                                        ---------------------------------------
                                        T. Michael Long

                                   SCHEDULE I

Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

                                          BUSINESS ADDRESS
                                          (IF OTHER THAN AS
NAME                                      INDICATED ABOVE)
----                                      ----------------
J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor Bodman

John J. Borland

Douglas A. Donahue, Jr.                   40 Water Street
                                          Boston, Massachusetts  02109


Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret                            525 Washington Boulevard
                                          Jersey City, New Jersey 07310-1692


Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto                         8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                        Tokyo 103, Japan

Ronald J. Hill

Landon Hilliard

                                          BUSINESS ADDRESS
                                          (IF OTHER THAN AS
NAME                                      INDICATED ABOVE)
----                                      ----------------

Radford W. Klotz

Michael Kraynak, Jr.

Susan C. Livingston                       40 Water Street
                                          Boston, Massachusetts  02109


T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell


William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                       40 Water Street
                                          Boston, Massachusetts  02109


Jeffrey A. Schoenfeld                     40 Water Street
                                          Boston, Massachusetts  02109


Stokley P. Towles                         40 Water Street
                                          Boston, Massachusetts  02109


Andrew J.F. Tucker

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                         1531 Walnut Street
                                          Philadelphia, Pennsylvania  19102


William J. Whelan                         40 Water Street
                                          Boston Massachusetts 02109


Laurence F. Whittemore

Richard H. Witmer, Jr.

                                INDEX TO EXHIBITS
                                -----------------


         EXHIBIT                        DESCRIPTION
         -------                        -----------

            1. Stock Purchase Agreement, dated as of October 19, 2000, by and between the Company and the Fund

            2. Warrant for the Purchase and Shares of Common Stock of the Company, dated as of November 13, 2000

            3.             Certificate of Designation of the Preferred Stock

            4. Registration Rights Agreement, dated as of November 13, 2000, between the Company and the Fund